BellaVista Capital, Inc.
                          420 Florence Street Suite 200
                               Palo Alto, CA 94301

                                  May 17, 2007



BY EDGAR
Daniel L. Gordon
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

            Re:      BellaVista Capital, Inc. (the "Company")
                     Form 10-KSB for the Year Ended September 30, 2006 Filed 12/22/06
                     SEC File No. 0-30507

Dear Mr. Gordon:

     We are responding to the comment in your letter dated May 11, 2007 regarding the above-referenced filing.

     Upon review of the accounting literature in response to your comment, the Company has determined that the appropriate presentation of its revenues from direct investments in real estate is to provide information on the gross revenues and expenses from such investments. As background, we would note that the Company had included only net revenues from direct investments in real estate because such investments represented properties that were collateral acquired upon foreclosure of defaulted loans, rather than investments originated as direct investments in real estate. Nevertheless, the Company understands that the presentation of gross revenues together with selling expenses and cost of sales is the better method of presentation.

     We propose to make this change in presentation prospectively in all future filings, beginning with our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007. In proposing this course, we would note that the net revenue from direct investments has been correctly stated in all prior filings, and the impact of gross revenues from these investments has been reflected in the Statements of Cash Flows for prior periods. Furthermore, the Company did consolidate the assets and liabilities of the direct investments in real estate on its balance sheets in its periodic reports for all prior periods.

     As noted above, we have prepared our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007, to include this more detailed presentation of gross revenues and expenses, and have included a footnote presenting the more

Daniel L. Gordon
May 17, 2007
Page 2


detailed  information  for the  fiscal  year ended  September  2006 and the nine
months  ended   September  30,  2005.  We  propose  to  present  the  referenced information in this format in all future filings.



     The format for presentation of the quantified revenues and expenses, is set forth in the table below:

                                                          Year Ended 9/30/06                     Year Ended 9/30/06
                                                        Originally                             Originally
                                                            Stated       Reclassified              Stated       Reclassified
                                                       ------------     --------------        ------------     --------------
 Revenues

    Revenues from secured loans receivable                                  1,149,498                                 18,072

    Net revenues from JV investments                                          387,458                              3,605,097

    Revenues from direct investments                                       43,515,738                             22,360,000

    Income from real estate investments                  4,887,836                              5,720,791

    Interest income                                        103,434            103,434             164,651            164,651

    Other income                                           120,081            120,081              25,815             25,815
                                                       ------------       ------------       ------------        ------------

      Total Revenues                                     5,111,351         45,276,209           5,911,257         26,173,635

      Cost of direct investments                                          (40,164,858)                           (20,262,378)
                                                                          ------------                           ------------

      Gross Profit                                       5,111,351          5,111,351           5,911,257          5,911,257


     The Company hereby acknowledges with respect to the above referenced matter that

     o the Company is responsible for the adequacy and accuracy of the disclosure in this filing;
     o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



          BellaVista Capital, Inc.

          By:  /s/ MICHAEL RIDER
               ----------------------------
               Michael Rider, President


cc:       Ms. Kristi Marrone